Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

The following is a list of subsidiaries of the Company as of July 31, 2025:

Subsidiaries	State or Other Jurisdiction of Incorporation or Organization
Hartford ZY Culture Media (Shanghai) Co., Ltd. (“HFZY”)	Shanghai, China
Shaoxing Huomao Network Technology Co., Ltd. (“SXHM”）	Zhejiang, China
Nanjing HaoYiPeng Information Tech. Ltd. (“NJZY”)	Nanjing, China